Exhibit 12.1

Newpark Resources, Inc. Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Three Months Ended March 31,
Earnings	2011	2012	2013	2014	2015	2016

Pretax income (loss) from continuing operations	$111,107	$81,799	$81,347	$120,057	$(112,226)	$(18,557)
Plus: Fixed Charges	16,302	17,323	20,050	20,100	18,553	4,129
Plus: Amortization of capitalized interest	-	-	-	42	104	29
Less: Interest capitalized	-	-	-	(751)	(1,128)	(207)
	$127,409	$99,122	$101,397	$139,448	$(94,697)	$(14,606)
Fixed Charges
Interest expense on indebtedness	$8,286	$9,008	$10,681	$9,635	$8,050	$1,891
Interest capitalized	-	-	-	751	1,128	207
Amortization of debt issuance costs	1,551	1,187	1,199	1,199	1,842	286
Interest expense on portion of rent	6,465	7,128	8,170	8,515	7,533	1,745
Total fixed charges	$16,302	$17,323	$20,050	$20,100	$18,553	$4,129
Ratio of earnings to fixed charges	7.82x	5.72x	5.06x	6.94x	(a)	(a)

(a)	Our earnings were insufficient to cover our fixed charges by approximately $113.3 million for the year ended December 31, 2015 and $18.7 million for the three months ended March 31, 2016.